82-2832

04 FEB -9 7:21

SUPPL

04012664

RICH MINERALS CORPORATION
4100 - 6A Street N.E.
CALGARY ALBERTA T2E 4B1
Phone (403)531-9100

FIRST QUARTER REPORT TO THE SHAREHOLDERS

for the Three Month Period
Ended November 30, 2003
(unaudited)

dw 2/9

RICH MINERALS CORPORATION

CONSOLIDATED BALANCE SHEET

(unaudited)

	November 30, 2003	August 31,2003
ASSETS		
CURRENT ASSETS		
Cash	$629,733	$0
Accounts receivable	2,353,092	4,064,210
Inventory & work in progress	343,303	625,311
Prepaid expenses & deposits	82,315	30,817
	3,408,443	4,720,338
OTHER ASSETS	135,112	135,112
PROPERTY, PLANT AND EQUIPMENT	1,183,393	1,208,377
	$4,726,948	$6,063,827
LIABILITIES		
CURRENT LIABILITIES		
Bank overdraft		499,022
Bank indebtedness	50,000	600,000
Accounts payable	2,184,441	2,566,889
Loans payable	100,816	107,055
	2,335,257	3,772,966
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	2,276,325	2,276,325
RETAINED EARNINGS	115,366	14,536
	2,391,691	2,290,861
	$4,726,948	$6,063,827

RICH MINERALS CORPORATION

CONSOLIDATED STATEMENT OF INCOME
AND RETAINED EARNINGS
(unaudited)

	Three Month Period ended November 30	
	2003	2002
REVENUE	$3,904,690	$3,993,221
DIRECT COSTS		
Equipment Operating	714,861	710,781
Materials	1,917,675	1,946,547
Other	27,526	36,439
Salaries & wages	764,589	856,242
Subcontract	117,541	224,180
	3,542,192	3,774,189
GROSS PROFIT	362,498	219,032
NON-DIRECT COSTS		
Amortization	55,950	73,500
Interest	2,724	6,618
Management, consulting and professional fees	25,161	9,020
General and administrative costs	112,436	69,340
Salaries	65,397	55,397
Gain on sale of assets	0	(11,811)
	261,668	202,064
	100,830	16,968
Income Taxes	0	0
EARNINGS (LOSS) FOR THE PERIOD	100,830	16,968
Retained earnings(deficit) beginning of period	14,535	(28,740)
Retained earnings(deficit) end of period	$115,365	($11,772)
Basic earnings(loss) per share	$0.0042	$0.0007
Fully diluted earnings(loss) per share	$0.0033	$0.0006

RICH MINERALS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)

	Three Month Period Ended November 30 2003	2002
CASH WAS PROVIDED (USED) BY		
OPERATING ACTIVITIES		
Cash received	$5,897,816	$2,756,465
Cash paid to suppliers and employees	($4,179,132)	($3,728,863)
Interest paid	($2,724)	($6,618)
	$1,715,960	($979,016)
INVESTING ACTIVITIES		
Purchase of equipment	(30,966)	(10,656)
	($30,966)	($10,656)
FINANCING ACTIVITIES		
Repayment of bank indebtedness	(550,000)	(150,000)
Repayment of loans payable	($6,239)	($9,455)
	($556,239)	($159,455)
INCREASE (DECREASE) IN CASH IN THE PERIOD	$1,128,755	($1,149,127)
Net cash (bank overdraft), beginning of the period	(499,022)	($218,685)
NET CASH (BANK OVERDRAFT), END OF THE PERIOD	$629,733	($1,367,812)

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the most recent annual financial statements, other than the adoption of the fair value based method to account for stock-based compensation as outlined in Note 1 (h).

These financial statements do not present all of the information and disclosure required by Canadian generally accepted accounting principles applicable for annual financial statements and therefore, they should be read in conjunction with the annual audited consolidated financial statements for the year ended August 31, 2003.

1. Significant accounting policies

(a) Consolidation
These financial statements consolidate the accounts of Rich Minerals Corporation (the "Company") and its wholly-owned subsidiaries, Rich Contracting Ltd. and Rich Venture Corporation.

(b) Construction revenue and direct costs
The Company recognizes construction revenue and direct costs on the percentage of contract completion basis. In using this method, the Company records revenue by reference to third party engineer certification of work completed. Provisions for losses, if any, are recognized during the period in which the loss first becomes apparent.

(c) Inventory valuation
The Company records inventory of construction materials at the lesser of cost on a first in first out basis and market value.

(d) Amortization
The Company provides for the amortization of property, plant and equipment other than buildings on the straight line basis over the estimated economic life of the related asset to an ultimate residual value at the following annual rates:

Excavating equipment	10% to 33%
Automotive equipment	10% to 33%
Construction equipment	20% to 33%
Office equipment	33% to 50%

The Company provides for the amortization of buildings on the declining balance basis at the rate of 5% per annum.

(e) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized based on differences between financial statement values of assets and liabilities and their respective tax values. Future tax assets and liabilities are measured using rates that are expected to apply when the future tax asset is realized or the future tax liability is settled. To the extent that the Company does not consider it to be more likely than not that a future asset will be recovered, it provides a valuation allowance against the excess.

1. Significant Account Policies (continued)

f) Measurement uncertainty

The Company's policy of recognizing construction revenue and direct costs on the percentage of contract completion basis makes necessary the use of estimates as to the degree to which construction projects have been completed. These estimates are then utilized to determine the amount of revenue, direct costs and gross margin recognized, and to validate the Company's accounts receivable from customers. Estimates of contract completion are based on contract outputs and carried out by third party engineers engaged directly by the Company's customers.
The Company must also estimate the amortization of property plant and equipment and the value of other assets and liabilities in order to allow the preparation of these financial statements.

(g) Segmented information

The Company has one operating segment, the installation and maintenance of underground utilities and ancillary services. The asset category of Other Assets represents an asset not utilized in the installation and maintenance of underground utilities. Other Assets generate no revenue, and due to their value as a proportion of all assets, are not disclosed as a separate operating segment.

(h) Stock option plan

The Company has established a stock option plan under which the Company may grant options to purchase common shares. Under the plan, the Company may grant options to acquire common shares, but the aggregate options so granted may not exceed ten percent of the common shares outstanding from time to time. The stock option typically allows for the granting of options for a five year term, and which vest twenty percent annually over that term.

The Company has elected to use the fair value based method to account for stock-based compensation. As no options were granted in the reporting period there is no impact on the financial statements.

(i) Earnings (loss) per share

The calculation of earnings (loss) per share is based on the weighted average number of shares outstanding being 24,033,000, in each of the quarters ended November 30, 2003 and 2002.

The Company utilizes the treasury stock method of calculating diluted earnings (loss) per share. Options to purchase 1,700,000 common shares (2002 – 1,700,000) were excluded from the computation of diluted net income per share because the exercise price of the options was greater than the average market price of the common shares.

1. Significant Accounting Policies (continued)

(j) Cash and cash equivalents

The Company considers demand bank loans that are utilized periodically for day to day operations to be cash equivalents.

(k) Portfolio investments

Portfolio investments are recorded at cost. If there is other than a temporary decline in value, these investments are written down to provide for the loss.

2. Inventory and work in progress

	2003	2002
Work in progress	$ -	$ 28,102
Inventory of materials	343,303	255,311
	$ 343,303	$ 283,.413

3. Other assets

	2003	2002
Portfolio investment	$ 135,112	$ 135,112

The Company has agreed to participate in a series of transactions involving the conversion of the non-interest bearing debentures, the ultimate result of which would see the debtor become publicly traded and the Company holding shares in that publicly traded corporation. At November 30, 2003, the United States regulatory authority approvals required to consummate the series of transactions had not been granted.

4. Property, plant and equipment

	Cost	Accumulated Amortization	Net Book Value
First Quarter Fiscal 2004	$ 3,075,204	$ 1,891,811	$ 1,183,393
First Quarter Fiscal 2003	$ 3,084,100	$ 1,755,162	$ 1,328,938

5. Bank overdraft and bank indebtedness

The Company has arranged with ATB Financial, a demand bank loan with no fixed terms of repayment, to a maximum of $1,000,000. The loan bears interest at the lender's prime rate of interest plus one percent. A general security agreement covering all the assets of the Company is pledged as security.

6. Loans payable

	2003	2002
ATB Financial Demand loan bearing interest at lender's prime rate plus 1.5%, on which the lender is accepting repayment terms of monthly installments of 1.67% of the principal balance outstanding at the end of the previous month, plus interest. The assets of the Company are pledged as security.	$ 100,816	$ 123,344
General Motors Acceptance Corporation of Canada, Limited Conditional sale contracts repayable in monthly installments of $1,065, including interest at 1.9% due October 2004. Automotive equipment with a carrying value of (2002 - $24,826) is pledged as security.	0	10,256
	100,816	133,600

7. Share capital

(a) Shares authorized

Unlimited common shares
Unlimited preferred shares

(b) Shares issued

	Common Shares	Consideration
Balance, November 30, 2002 and 2003	24,033,000	$ 2,276,325

No preferred shares have been issued.

(c) Shares under option

Options to acquire shares at a price of $0.16 per share were granted in fiscal 2001 when the market value of the shares was $0.24. Stock options outstanding may be summarized as follows:

Fiscal Year	Options Outstanding Beginning of Year	Options Granted in the Year	Options Exercised in the Year	Forfeited/ Expired in the Year	Options Outstanding End of Year	Options Exercisable at Year End
2002	2,400,000	-	-	(700,000)	1,700,000	680,000
2003	1,700,000			-	1,700,000	1,020,000

Fiscal Year	Options Outstanding End of Year	Weighted Average Exercise Price per Share	Option Expiry	Fair Value of Options Granted and/or Vesting of Previous Grant	Additional Expense per Share had Fair Value Method Been Used	Income (Loss) per Share had Fair Value Method Been Used
2002	1,700,000	$ 0.16	July, 2006	$ 40,000	$ 0.002	$ (0.011)
2003	1,700,000	$ 0.16	July, 2006	$ 68,000	$ 0.003	$ 0.003

In calculating the fair value of options granted and/or vesting of option grants, the Company utilized the following assumptions:

- risk-free interest rate of 5.32%;
- expected option life of five years;
- expected volatility of 100%;
- no dividends expected; and
- the weighted average grant date fair value of each option granted was $0.20.

8. Commitments

The Company has entered into agreements for the lease of vehicles. Minimum lease payments are due as follows:

Fiscal 2004	$ 42,648
Fiscal 2005	32,653
Fiscal 2006	21,679
Fiscal 2007	732
	$ 97,712

9. Transactions with related parties

The Company has entered into a series of transactions with corporations controlled by officers of the Company. All transactions with related parties are incurred in the course of normal operations, and are measured at exchange value, which is the amount agreed by the two parties.

(a) Leasing transactions

The Company has entered into agreements to rent excavating equipment on a month to month basis from a corporation wholly-owned by an officer of the Company ("the lessor"). The Company has the right to terminate these rental agreements at any time with no penalty.

The Company's transactions with the lessor may be summarized as follows

	2003	2002
Equipment rental costs	$ 196,200	$ 196,200
Premises rental	1,500	1,500
	$ 197,700	$ 197,700

(b) Contracting transactions

The Company has entered into agreements with a corporation wholly-owned by an officer of the Company ("the contractor"). The contractor is a general contractor. The Company has agreed to provide to the contractor its services as an underground utility subcontractor.
The Company's transactions with the contractor may be summarized as follows:

	2003	2002
Included in revenue		
Contract revenue	$ 871	$ 427,049
Premises rental	3,000	3,000
	$ 3,871	$ 204,976

At November 30, 2003, the contractor owed $82,476 (2002 – 358,418) to the Company.

10. Comparative figures

The financial statements have been reclassified where applicable, to conform to the presentation used in the current year. These changes do not affect prior year earnings.

11. Interim period operations

The company's operations are subject to seasonal and cyclical influences. Due to winter weather conditions, land development sites are typically closed between the months of December to March, resulting in the strongest financial performance occurring in the fourth quarter